EXHIBIT 1

Independent Registered Chartered Accountants' Consent

We consent to the use of our report dated February 4, 2005, appearing in this Annual Report on Form 40-F of Russel Metals Inc. for the year ended December 31, 2004.

/s/ Deloitte and Touche LLP

"Deloitte and Touche LLP"

Independent Registered Chartered Accountants

Toronto, Ontario
February 4, 2005